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                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                  FORM N-17f-2

 CERTIFICATE OF ACCOUNTING OF SECURITIES AND SIMILAR INVESTMENTS IN THE CUSTODY
                       OF MANAGEMENT INVESTMENT COMPANIES

                   Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

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1. Investment Company Act File Number:              Date examination completed:

             814-00161                                      May 31, 2001

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2. State Identification Number:
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AL             AK             AZ             AR             CA             CO
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CT             DE             DC             FL             GA             HI
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ID             IL             IN             IA             KS             KY
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LA             ME             MD             MA             MI             MN
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MS             MO             MT             NE             NV             NH
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NJ             NM             NY             NC             ND             OH
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OK             OR             PA             RI             SC             SD
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TN             TX             UT             VT             VA             WA
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WV             WI             WY             PUERTO RICO
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Other (specify):

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3. Exact name of investment company as specified in registration statement:

   Allied Investment Corporation
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4. Address of principal executive office:(number, street, city, state, zip code)

   1919 Pennsylvania Avenue, N.W.;  Washington, DC  20006
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INSTRUCTIONS
This Form must be completed by the investment companies that have custody of securities or similar investments.
Investment Company
1. All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.
Accountant
3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

         THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT


                Management Statement Regarding Compliance with
                              Certain Provisions
                    of the Investment Company Act of 1940

Allied Investment Corporation (the "Company"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. The Company is also responsible for establishing and maintaining effective controls over compliance with those requirements. The Company has performed an evaluation of its compliance with the requirements off subsections (b) and (c) of Rule 17f-2 as of May 31, 2001.

Based on this evaluation, the Company asserts that it was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001 with respect to securities and similar investments reflected in the investment account of the Company.

By:

     /s/ Penni F. Roll
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     Penni F. Roll
     Executive Vice President and
     Chief Financial Officer
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                     [MATTHEWS, CARTER AND BOYCE LETTERHEAD]

Board of Directors
Allied Capital Corporation
1919 Pennsylvania Avenue, NW, 3rd Floor
Washington, D.C.  20006

        In compliance with Rule 17f-2 promulgated under the Investment Company Act of 1940, we have made an examination of the investment accounts shown by the books and records of Allied Investment Corporation as of May 31, 2001 (Investment Company Act File Number 814-161). Our examination was made in accordance with generally accepted auditing standards.

        Securities owned as of the close of business on May 31, 2001, shown by the books and records examined by us which were accounted for by count, inspection or confirmation, except for those which related to recently disbursed loans or which were out for transfer on that date, which were accounted for by other means.

                                          /s/MATTHEWS, CARTER AND BOYCE

August 29, 2001